SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Initial Filing


                         Martin Marietta Materials, Inc.
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   573284106
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               January 18, 2012
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 573284106                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       3,559,270 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :       1,971,000 shares (Shared)
                                   :         551,800 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       4,111,070 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :       1,971,000 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,082,070 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       13.3 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________





CUSIP No.  573284106                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of Martin Marietta Materials, Inc., a North Carolina corporation (the "Issuer"). The Issuer has its principal executive offices located at 2710 Wycliff Road, Raleigh, NC 27607-3033.


Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions (including qualified retirement plans), endowment funds and to Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having three series or portfolios. Longleaf Partners Small-Cap Fund may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar
Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Small-Cap Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

       This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern nor Longleaf Partners Small-Cap Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

          (e) During the last five years, neither Southeastern nor Longleaf Partners Small-Cap Fund, nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Small-Cap Fund is a series, is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of Longleaf Partners Small-Cap Fund are set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

       The respective investment advisory clients of Southeastern used approximately $489,623,656 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

      On December 12, 2011, Martin Marietta Materials, Inc. proposed a combination with Vulcan Materials Company in a stock for stock transaction the ("Proposed Combination"). Since then, Southeastern has conducted its own due diligence and met with each company's management team. With significant client investments at each company, Southeastern believes the Proposed Combination can produce substantial economic benefits for both companies and their shareholders if concluded on the right economic terms. Accordingly, Southeastern has encouraged continued discussion between the companies, and on January 12, 2012, sent the letter attached as Schedule III to Vulcan Chairman and CEO Donald M. James, with a copy to the company's Board of Directors. In light of Vulcan's continued resistance to engaging in negotiations with Martin Marietta, Southeastern is converting its filing on
Schedule 13G to Schedule 13D, so that it can be more proactive in discussions with the managements and boards of each company, as well as other shareholders and third parties, regarding ways to maximize the value of each company in this situation. Accordingly, Southeastern hereby reserves the right to discuss various alternatives, including any of the actions or transactions enumerated in clauses a through j of Item 4 of Schedule 13D, with the managements and Boards of each company, as well as other shareholders or interested third parties.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 6,082,070 shares of the common stock of the Issuer, constituting approximately 13.3% of the 45,696,740 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                  3,559,270              7.8%
Shared:                1,971,000*             4.3%
None:                    551,800              1.2%

Total                  6,082,070             13.3%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                    4,111,070             9.0%
Shared:                  1,971,000*            4.3%
None:                            0             0.0%

Total                    6,082,070            13.3%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or


         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to
Item 7 of Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".


Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and Longleaf Partners Small-Cap Fund.

Schedule II.  Securities transactions in the last 60 days.

Schedule III.  Letter from Southeastern to Donald M. James.





                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 2012


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of January 20, 2012.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



















                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.

Directors

O. Mason Hawkins, CFA: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates, CFA: President of Southeastern Asset Management, Inc.; Co-Portfolio Manager Longleaf Partners Funds.

Richard W. Hussey: Chief Operating Officer and Principal of Southeastern Asset Management, Inc.

Other Officers

Brandon Arrindell            Analyst
Jim Barton, Jr., CFA         Head of Portfolio Risk Management, Principal
Julie M. Bishop, CPA         Mutual Fund Chief Financial Officer, Principal
J. Isaac Byrd                Portfolio Compliance Associate
Scott Cobb                   Head of Europe, Principal
Deborah Craddock    	     Head of Trading, Principal
Jason E. Dunn, CFA           Senior Analyst, Principal
Jeffrey D. Engelberg, CFA    Trader, Principal
Steve Fracchia, CPA          Chief Financial Officer, Principal
Ross Glotzbach, CFA	     Senior Analyst, Principal
Michael Johnson              Trader
Lee B. Harper                Head of Client Portfolio Management, Principal
Lowery H. Howell, CFA	     Senior Analyst, Principal
Steve McBride		     Assistant General Counsel
Andrew R. McCarroll          General Counsel, Principal
W. Douglas Schrank	     Trader
Josh Shores, CFA             Senior Analyst, Principal
Ken Siazon                   Principal
Jim Thompson, CFA            Senior Analyst, Principal
Nancy L. Thompson, CPA	     Operations Associate
Jamie H. Baccus, CPA	     Head of Portfolio Accounting
Gary M. Wilson, CFA	     Client Portfolio Manager, Principal
Michael J. Wittke            Chief Compliance Officer



                         LONGLEAF PARTNERS FUND

       The following information is disclosed for each of the directors and executive officers of Longleaf Partners Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

    To the knowledge of management of Longleaf Partners Fund during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Trustees

O. Mason Hawkins: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Margaret H. Child: Trustee of Longleaf Partners Funds; marketing consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor.

Rex M. Deloach: Trustee of Longleaf Partners Funds; President, Financial Insights, Inc.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; Senior Vice President, Stevens, Inc.

C. Barham Ray: Trustee of Longleaf Partners Funds; private investor and consultant.

Perry Steger: Chairman of the Board, Longleaf Partners Funds; President, Steger & Bizzell Engineering, Inc.



















                       SCHEDULE II
               Transactions in the Last Sixty Days

Transaction Type      Date      # of Shares      Price per Share*


Sale                 11/22/11        1,000          $73.90
Sale                 12/02/11        6,000          $76.51
Sale                 12/05/11        1,900          $77.04
Sale                 12/05/11        2,800          $77.04
Sale                 12/05/11        4,300          $77.04
Purchase             12/15/11       14,200          $72.66
Purchase             12/15/11      202,500          $72.60
Purchase             12/15/11        5,665          $73.44
Purchase             12/15/11       45,327          $73.28
Purchase             12/15/11        9,232          $73.63
Purchase             12/16/11          900          $74.24
Purchase             12/16/11      108,176          $74.64
Sale                 12/22/11        1,000          $75.96
Sale                 12/22/11        3,000          $75.96
Purchase             01/10/12       20,000          $74.78
Purchase             01/10/12       87,000          $74.66







Sales and Purchases by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic
Communication Networks (ECNs).  In addition to the above
 transactions, on January 10, 2012, a client of Southeastern terminating its advisory relationship removed 19,000 shares from Southeastern's discretion and on January 18, 2012 a client of Southeastern added 11,100 shares to Southeastern's discretion, which had been acquired by a transition manager.



* Net of commissions



















                           SCHEDULE III


January 12, 2012

Donald M. James
Chairman & Chief Executive Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL  35242

Dear Don:

After conducting our own due diligence and meeting with your management team and Martin Marietta's management, we believe a combination of Vulcan Materials and Martin Marietta Materials will produce substantial economic benefits for both companies and their respective shareholders. We strongly recommend that talks resume with Martin Marietta.

As Vulcan shareholders, we believe there are numerous benefits from a merger with Martin Marietta Materials. Vulcan shareholders will receive substantially undervalued equity through Martin Marietta shares in addition to cost saves that can best be maximized as one combined entity. The combined entities will create the world's leading aggregates juggernaut, which cannot occur on a standalone basis. Finally, Vulcan equity holders will gain enhanced financial flexibility and protection though a significantly strengthened combined balance sheet.

We do not believe divestiture risk is material enough to impair Vulcan shareholders' improved economics from the merger, but recognize that putting a bracket around required divestitures is prudent. This should be agreeable to both parties as it protects everyone's interests and has precedent in other major transactions like your merger with Florida Rock.

We understand that a higher offer from Martin Marietta will be necessary to complete a deal, and as Vulcan shareholders we support seeking a higher offer. That being said, Vulcan shareholders will receive undervalued Martin Marietta stock which even at today's exchange ratio offer provides VMC shareholders with almost $60 of intrinsic value.

In light of our belief that a negotiated transaction with Martin Marietta makes the most sense for the Vulcan shareholders, we request that you cease wasting corporate assets in pursuing your litigation in Alabama which seeks to keep Vulcan shareholders from having an opportunity to pursue an enhanced Martin Marietta offer. We are not in favor of waiting for a hypothetical better future outcome because a better future will be more fully captured by the stronger merged company.

When negotiations resume, we believe at least three board members from each company should participate in the talks so both sides can get an objective and holistic view of the transaction. If Vulcan's management and board of directors ignore Martin's invitation to resume talks, we will be forced to vote for Martin Marietta's slate of directors and also contemplate publicly sharing these views with other Vulcan Materials stakeholders.

Sincerely,

/s/  Lowry H. Howell			         /s/  Andrew R. McCarroll

Lowry H. Howell                                 Andrew R. McCarroll

Sr. Analyst & Principal			        General Counsel & Principal

cc:  Board of Directors





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SCHEDULE 13D - Martin Marietta Materials, Inc. ("Issuer")

13